UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of February 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 3rd, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Adds to Engineering Staff

Wellington, New Zealand – February 3, 2006 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announced today the strengthening of the Company’s technical team through the permanent appointment of two key engineering staff members.

Mr. Carey Mills has been appointed as Exploration Manager and Mr. Joe Johnston has been appointed as Petroleum Engineering Manager. Both Carey and Joe bring wide experience to the Company in New Zealand and internationally, and have an extensive knowledge of exploration and production issues relevant to the Taranaki Basin.

As part of the remuneration package to engineering staff the Company has granted 210,000 incentive options, exercisable for 5 years, vesting in three equal tranches over 3 years at $1.90 per share. In addition the Company has agreed to replace an existing 900,000 option grant to the former Chief Executive Officer, Dave Bennett, by canceling it and granting a 750,000 two year option, at an increased exercise price of US$1.20, vesting immediately, with the second year option period being subject to the provision by him of on-going consulting services to the Company.

CONTACT: Email: ir@austral-pacific.com
Website: http://www.austral-pacific.com
Phone: +64 (4) 476-2717

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.